EnCana files 2002 year end financial statements

Calgary, Alberta (February 27, 2003) — EnCana Corporation (TSX, NYSE: ECA) today filed its audited comparative consolidated financial statements for the year ended December 31, 2002 and related Management’s Discussion and Analysis with Canadian securities regulatory authorities. EnCana shareholders will be able to obtain copies of these documents via www.sedar.com or the company’s Web site, www.encana.com, or may request a copy by e-mailing investor.relations@encana.com.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com.

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Senior Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Greg Kist
Manager, Investor Relations
(403) 645-4737